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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 6-K

**REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934**

For the Month of                                                September 2008

# <u>PEDIMENT EXPLORATION LTD.</u>

(Name of Registrant)

789 West Pender Street, #720, Vancouver, British Columbia, Canada  V6C 1H2
(Address of principal executive offices)


1.  Press Release, dated September 17, 2008
    Material Change Report, dated September 17, 2008

2.  Press Release, dated September 18, 2008
    Material Change Report, dated September 18, 2008

3.  Press Release, dated September 19, 2008
    Material Change Report, dated September 19, 2008


Indicate by check mark whether the Registrant files annual reports under cover
of Form 20-F or Form 40-F.
                        Form 20-F <u>xxx</u>    Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1):    ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7):    ____

Indicate by check mark whether the Registrant by furnishing the information
contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
                        Yes ___      No <u>xxx</u>



September 17, 2008

# Pediment Acquires Properties;
# Reports on First Phase Work at La Colorada

Pediment Exploration Ltd. (PEZ.V-PEZFF OTCBB) is pleased to announce that it has concluded two transactions in order to purchase nine mineral concessions centered within its existing La Colorada Gold project. The La Colorada project is a recently past producing heap-leach open pit gold mine which is located approximately 40 km southeast of Hermosillo. These transactions complete the companies plan to consolidate the mining district.

In the first transaction, Pediment purchased six mineral concessions from the Penoles group for a total consideration of approximately US$100,000. These concessions contain 218 hectares and cover part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Penoles, three of its concessions totaling approximately 1521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of US$2,000.

In the second transaction, Pediment obtained from a third party, an option to acquire three additional mineral concessions totaling 852 hectares for a total price of $790,000. The three additional concessions cover part of the Creston pit and possible vein extension.

### Report on recent exploration activities on La Colorada

Due to competition in the area, Pediment determined that first phase work would progress on a confidential basis while negotiating to complete the above acquisitions. The results of the drilling program,which consisted of 4,320 metres of RC drilling, has recently been completed and will be reported on when the results are received and compiled.

### Data Review and Potential for La Colorada

In addition, during the past ten months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open pit potential and high grade underground resources are being reviewed. Pediment is currently undertaking on-going studies of the environmental impact permitting and reactivation potential of existing surface workings. Pediment is also preparing the La Colorada project for a second and more extensive program of work. Details of this program are being finalized and will be announced.

Mel Herdrick, a qualified person as defined by NI 43-101, has read and approves this release.

Gary Freeman

President & CEO

obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the

Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov,  for a more complete discussion of such risk factors and their potential effects.

This press release contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This press release is not to be construed in any way as, an offer  to buy or sell securities.

# Form 51-102F3
## *Material Change Report*

**Item 1:**            **Name and Address of Company**

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia  V6C 1H2
(the "Company")

**Item 2**            **Date of Material Change**

September 17, 2008

**Item 3**            **News Release**

The news release was disseminated on September 17, 2008 by way of Stockwatch.

**Item 4**            **Summary of Material Change**

The Company announces acquisition of properties and reports on first phase work at La Colorada.

**Item 5**            **Full Description of Material Change**

**5.1**            **Full Description of Material Change**

The Company is pleased to announce that it has concluded two transactions in order to purchase nine mineral concessions centered within its existing La Colorada Gold project.  The La Colorada project is a recently past producing heap-leach open pit gold mine which is located approximately 40 km southeast of Hermosillo. These transactions complete the companies plan to consolidate the mining district.

In the first transaction, Pediment purchased six mineral concessions from the Penoles group for a total consideration of approximately US$100,000.  These concessions contain 218 hectares and cover part of the El Creston pit and adjacent ground, as well as additional exploration potential west of the pit. As part of this transaction, Pediment sold to Penoles, three of its concessions totaling approximately 1521 hectares that make up the southern portion of its Texson exploration project in western Sonora for a total consideration of US$2,000.

In the second transaction, Pediment obtained from a third party, an option to acquire three additional mineral concessions totaling 852 hectares for a total price of $790,000. The three additional concessions cover part of the Creston pit and possible vein extension.

**Report on recent exploration activities on La Colorada**
Due to competition in the area, Pediment determined that first phase work would progress on a confidential basis while negotiating to complete the above acquisitions.  The results of the drilling program,which consisted of 4,320 metres of RC drilling, has recently been completed and will be reported on when the results are received and compiled.

**Data Review and Potential for La Colorada**
In addition, during the past ten months, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data.  Data relevant to both open pit potential and high grade underground resources are being reviewed. Pediment is currently undertaking on-going studies of the environmental impact permitting and reactivation potential of existing surface workings. Pediment is also preparing the La Colorada project for a second and more extensive program of work. Details of this program are being finalized and will be announced.

Mel Herdrick, a qualified person as defined by NI 43-101, has read and approves this release.

This material change report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 27E of the U.S. Securities Exchange Act of 1934, as amended, and within the meaning of Canadian securities laws, regarding the acquisition of new mineral concessions and phase one work at La Colorada. Such statements include, without limitation, statements regarding the timing of future exploration activities by the Company, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues. Although the Company believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events. The Company cautions that any forward-looking statements by the Company are not guarantees of future results or performance, and that actual results may differ materially from those in forward-looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Company's inability to obtain any necessary permits, consents or authorizations required for its activities, the Company's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies. The reader is referred to the Company's reports, publicly available through the Canadian Securities Administrators' System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com, and the U.S. Securities and Exchange Commission's Electronic Data Gathering and Retrieval (EDGAR) System at www.sec.gov, for a more complete discussion of such risk factors and their potential effects.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Company has no interest or rights to explore or mine. The Company advises that the U.S. Securities and Exchange Commission's mining guidelines prohibit information of this type in reports filed with the SEC. Readers are cautioned that the Company has no interest in or right to acquire any interest in any such adjacent or similar properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Company's properties.

All of the Company's public disclosure filings may be accessed via www.sedar.com and www.sec.gov, and readers are urged to review these materials, including any technical reports filed with respect to the Company's mineral properties.

This material change report is not to be construed in any way as, an offer to buy or sell securities.

## 5.2 Disclosure for Restructuring Transactions

Not applicable.

## Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

## Item 7 Omitted Information

Not applicable.

## Item 8 Executive Officer

Gary Freeman, President & Chief Executive Officer
Business Telephone:     (604) 682-4418
Facsimile:          (604) 669-0384

## Item 9 Date of Report

September 17, 2008



September 18, 2008

## Peter Wong, Leonard Harris Join Pediment's Board of Directors

Pediment Exploration Ltd. (PEZ.V - PEZFF OTCBB) is pleased to welcome two new members, Peter Wong and Leonard Harris, to the Pediment Exploration Ltd. Board of Directors.

Peter Wong is currently the Chief Financial Officer of Plutonic Power Corporation, a TSX listed company and a leading developer and builder of renewable and clean energy projects. Mr. Wong also served in a senior management capacity with a number of mineral exploration stage, development stage and production mining companies listed in Canada and in the U.S. over the past 15 years. Prior to that, Mr. Wong articled with the accounting firm, Deloitte and Touche in Vancouver. Mr. Wong is a member of the Institute of Chartered Accountants of British Columbia and holds a B.Comm. from the University of British Columbia (1989).

Leonard Harris is currently on the Board of Directors for Alamos Gold Inc., Aztec Metals Corp., Canarc Resource Corp., Cardero Resource Corp., Castle Gold Corporation, Endeavour Silver Corp., Golden Arrow Resources Corporation, Indico Resources Limited, IMA Exploration Inc., Solitario Exploration & Royalty Corp., and Sulliden Exploration Inc.  His experience in the mining industry spans over 50 years across all continents. Mr. Harris has held a number of prominent positions with major gold companies in Latin America and has also chaired industry standards organizations such as the Mining Task Force of the Chamber of the Americas and the International Committee of the SME. Mr. Harris has been honored with a number of awards including the Gold Medal from the Mining & Metallurgical Society of America, the Medal of Merit from the American Hall of Fame and Engineer of the Year award from the Peruvian Society of Engineers. Mr. Harris' contributions to the gold mining industry and experience in Latin America will prove invaluable to Pediment's operational plans going forward.

Mr. Wong and Mr. Harris are welcome additions to the Pediment Board of Directors, and the Company looks forward to the expertise they will be able to provide.

For additional information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

Gary Freeman, President and CEO
PEDIMENT EXPLORATION LTD
Vancouver, British Columbia

We Seek Safe Harbour.
*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

# Form 51-102F3
## *Material Change Report*

**Item 1:**      **Name and Address of Company**

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia  V6C 1H2
(the "Company")

**Item 2**       **Date of Material Change**

September 18, 2008

**Item 3**       **News Release**

The news release was disseminated on September 18, 2008 by way of Stockwatch.

**Item 4**       **Summary of Material Change**

The Company announces the appointment of Peter Wong and Leonard Harris to the Board of Directors.

**Item 5**       **Full Description of Material Change**

**5.2**       **Full Description of Material Change**

The Company is pleased to welcome two new members, Peter Wong and Leonard Harris, to the Pediment Exploration Ltd. Board of Directors.

Peter Wong is currently the Chief Financial Officer of Plutonic Power Corporation, a TSX listed company and a leading developer and builder of renewable and clean energy projects. Mr. Wong also served in a senior management capacity with a number of mineral exploration stage, development stage and production mining companies listed in Canada and in the U.S. over the past 15 years. Prior to that, Mr. Wong articled with the accounting firm, Deloitte and Touche in Vancouver. Mr. Wong is a member of the Institute of Chartered Accountants of British Columbia and holds a B.Comm. from the University of British Columbia (1989).

Leonard Harris is currently on the Board of Directors for Alamos Gold Inc., Aztec Metals Corp., Canarc Resource Corp., Cardero Resource Corp., Castle Gold Corporation, Endeavour Silver Corp., Golden Arrow Resources Corporation, Indico Resources Limited, IMA Exploration Inc., Solitario Exploration & Royalty Corp., and Sulliden Exploration Inc.  His experience in the mining industry spans over 50 years across all continents. Mr. Harris has held a number of prominent positions with major gold companies in Latin America and has also chaired industry standards organizations such as the Mining Task Force of the Chamber of the Americas and the International Committee of the SME. Mr. Harris has been honored with a number of awards including the Gold Medal from the Mining & Metallurgical Society of America, the Medal of Merit from the American Hall of Fame and Engineer of the Year award from the Peruvian Society of Engineers. Mr. Harris' contributions to the gold mining industry and experience in Latin America will prove invaluable to Pediment's operational plans going forward.

Mr. Wong and Mr. Harris are welcome additions to the Pediment Board of Directors, and the Company looks forward to the expertise they will be able to provide.

**5.2**    **Disclosure for Restructuring Transactions**

Not applicable.

**Item 6          Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable.

**Item 7          Omitted Information**

Not applicable.

**Item 8          Executive Officer**

Gary Freeman, President & Chief Executive Officer
Business Telephone:     (604) 682-4418
Facsimile:          (604) 669-0384

**Item 9          Date of Report**

September 18, 2008



September 19, 2008

## Pediment Retains Reyna Mining & Engineering for La Colorada Production Study; Data Review Update.

Pediment Exploration Ltd. (PEZ.V-PEZFF OTCBB) is pleased to report that it has retained Reyna Mining and Engineering S.A. de C.V. to evaluate the potential mining and development scenarios for its La Colorado gold project. Reyna is a mining and engineering Company based in Mexico City, with extensive experience in mine design, development and operations. In addition to its evaluation of the project, Reyna has agreed to conduct all required engineering work and to assist Pediment in obtaining all required surface, environmental and governmental permits. For background on the project see Pediment's website at http://www.pedimentexploration.com/s/La_Colorada.asp

**Review of Underground Potential**
Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential.  The Company considers these historic calculations relevant to its own exploration planning.  However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation. Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101.  The Company believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.  The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining.  These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

| | |
|---|---|
| La Colorada (LC) Vein - | 140,400 tons @ 19.98 g/t Au, for   90,178 gold ounces. |
| La Colorada Vein Possible - | 213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces. |
| Gran Central-LC Vein Zones - | 72,913 tons @ 13.05 g/t Au, for   30,595 gold ounces. |
| Gran Central Extension - |  30,750 tons @ 76.19 g/t Au, for   75,323 gold ounces. |

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining.  The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining.  In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined).   Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining.   The results of the 1998 historic study were calculated with 4 gram/tonne Au cut-off:

| | |
|---|---|
| Intermediate Zone Resource | 124,500 tons of 16.14 g per ton for 64,612 oz |
| La Colorada Mined | 187,425 tons of 8.11 g per ton for 48,875 oz |
| La Colorada Un-mined | 217,399 tons of 11.75 g per ton for 82,136 oz |
| Gran Central Mined | 497,390 tons of 6.30 g per ton for 100,757 oz |

Gran Central Un-mined        289,024 tons of 11.10 g per ton for 103,156 oz

These historic calculations did not include the results of silver assaying.  The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs.  The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings.  From this and newly developed data we are developing a mineralization model.  Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions.  Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston pit area.  Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Results from a recently completed reconnaissance RC drill program being finalized will be released shortly and included  in planning by Pediment and Reyna to grow resources and resume processing at La Colorada in the most efficient and expeditious manner.  This data is also being used to construct a district mineralization geologic model.

Mel Herdrick, a qualified person as defined by NI 43-101, has read and approves this release.
For more information please contact Gary Freeman or Michael Rapsch at 604-682-4418.

On behalf of the board,

Gary Freeman

President & CEO

We Seek Safe Harbour.
*The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.*

# Form 51-102F3
## *Material Change Report*

**Item 1:**     **Name and Address of Company**

PEDIMENT EXPLORATION LTD.
Suite 720-789 West Pender Street
Vancouver, British Columbia  V6C 1H2
(the "Company")

**Item 2**     **Date of Material Change**

September 19, 2008

**Item 3**     **News Release**

The news release was disseminated on September 19, 2008 by way of Stockwatch.

**Item 4**     **Summary of Material Change**

The Company announces it has retained Reyna Mining and Engineering for La Colorada production study; and provides a data review update.

**Item 5**     **Full Description of Material Change**

**5. 3  Full Description of Material Change**

Pediment Exploration Ltd. (PEZ.V-PEZFF OTCBB) is pleased to report that it has retained Reyna Mining and Engineering S.A. de C.V. to evaluate the potential mining and development scenarios for its La Colorado gold project. Reyna is a mining and engineering Company based in Mexico City, with extensive experience in mine design, development and operations. In addition to its evaluation of the project, Reyna has agreed to conduct all required engineering work and to assist Pediment in obtaining all required surface, environmental and governmental permits. For background on the project see Pediment's website at
http://www.pedimentexploration.com/s/La_Colorada.asp

**Review of Underground Potential**
Pediment is also reviewing several historic calculations made for prior operator Eldorado Gold Corp. of high-grade vein mineralization below the La Colorada and Gran Central open pits, using the results from drilling conducted primarily to assess the project's open pit potential.  The Company considers these historic calculations relevant to its own exploration planning.  However, the Company cautions that these calculations were completed prior to establishment of NI 43-101 guidelines for resource estimation.  Consequently, these historic results have not been categorized mineral resources or mineral reserves in accordance with NI 43-101.  The Company believes these resources listed below would be categorized as "inferred" under current guidelines however, a "Qualified Person" as defined by NI43-101 has not done sufficient work to classify the historical estimate as current mineral resources, the issuer is not treating the historical estimate as current mineral resources and the historical estimate should not be relied upon.  The Company further cautions that though these historical calculations deal with different aspects of the high-grade potential, they may in part overlap with areas that had also been included in open pit resource historical calculations made prior to the cessation of pit mining.  These historic calculations should not be considered in aggregate as material representations of current resource potential.

In 1997 the following historical estimate was completed by Duncan McBean for Eldorado using an 8 g/t cut-off grade, for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits:

La Colorada (LC) Vein -   140,400 tons @ 19.98 g/t Au, for   90,178 gold ounces.
La Colorada Vein Possible -        213,400 tons @ 24.27 g/t Au, for 168,313 gold ounces.
Gran Central-LC Vein Zones - 72,913 tons @ 13.05 g/t Au, for   30,595 gold ounces.
Gran Central Extension -    30,750 tons @ 76.19 g/t Au, for   75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining.  The above historic calculations included were vein intersections from the La Colorada and Gran Central veins and between, but without regard to evidence of previous mining.  In 1998, an internal scoping study coupled with additional historic resource calculations was completed by Eldorado assisted by MRDI Consulting that separated intersections which had no evidence of underground workings (un-mined) from those with evidence of workings (mined).   Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining.   The results of the 1998 historic study were calculated with 4 gram/tonne Au cut-off:

Intermediate Zone Resource      124,500 tons of 16.14 g per ton for 64,612 oz

La Colorada Mined           187,425 tons of 8.11 g per ton for 48,875 oz
La Colorada Un-mined        217,399 tons of 11.75 g per ton for 82,136 oz
Gran Central Mined          497,390 tons of 6.30 g per ton for 100,757 oz
Gran Central Un-mined       289,024 tons of 11.10 g per ton for 103,156 oz

These historic calculations did not include the results of silver assaying.  The Company considers silver also a potentially important by-product metal and will evaluate it in its on-going programs.  The data review also suggests there is untested high-grade potential in down-dip and on-trend extensions of the historic calculations, and that there may be further potential in both fault displaced portions of these same structures, and in other similar structures within its holdings.  From this and newly developed data we are developing a mineralization model.  Historic data also has records of numerous fluid inclusion samples that indicate epithermal boiling zone is present in the mineralization.

No estimate of high-grade potential has been located for the El Creston veins within the recently acquired concessions.  Records indicate that the bulk of pre-1912 underground vein mining was done in the Creston pit area.  Historic estimates of near surface bulk material and potential can be found in Pediment's news release dated October 22, 2007.

Results from a recently completed reconnaissance RC drill program being finalized will be released shortly and included  in planning by Pediment and Reyna to grow resources and resume processing at La Colorada in the most efficient and expeditious manner.  This data is also being used to construct a district mineralization geologic model.

Mel Herdrick, a qualified person as defined by NI 43-101, has read and approves this release.

## 5.2     Disclosure for Restructuring Transactions

Not applicable.

**Item 6            Reliance on subsection 7.1(2) of National Instrument 51-102**

Not applicable.

**Item 7            Omitted Information**

Not applicable.

**Item 8            Executive Officer**

Gary Freeman, President & Chief Executive Officer
Business Telephone:      (604) 682-4418
Facsimile:        (604) 669-0384

**Item 9            Date of Report**

September 19, 2008

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


Pediment Exploration Ltd. -- SEC File No. 000-52509
(Registrant)


Date: October 2, 2008          By /s/ Gary Freeman
                                  Gary Freeman, President/CEO/Director